[redacted]

09040291

SECURIT... ...CHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15305

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2008 (MM/DD/YY) AND ENDING March 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Empire Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 University City Plaza, 20th Floor
(No. and Street)

University City	California	91608
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jamie Bennett — (818) 753-2353
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606,	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAY 28 2009

Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jamie Bennett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Empire Securities Corporation, as of March 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

GAIL JOHNSON
COMMISSION 1578780
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires May 14, 2009

Notary Public

Jamie Bennett
Signature

CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Empire Securities Corporation
Universal City, CA 91608

I have audited the accompanying statement of financial condition of Empire Securities Corporation as of March 31, 2009 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Empire Securities Corporation as of March 31, 2009 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
May 7, 2009

EMPIRE SECURITIES CORPORATION

Statement of Financial Condition
March 31, 2009

ASSETS

Cash	$	31,431
Commissions receivable		92,331
Receivable from clearing organizations		10,844
Marketable securities, at market value		5,874
Fixed assets		
net of accumulated depreciation of $63,092		51,070
Other assets		34,737
Total assets	$	226,287

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable		23,809
Commissions payable		78,482
Total liabilities	$	102,291
STOCKHOLDERS' EQUITY:		
Common stock, $.50 par value. 50,000 shares authorized; 1,000 shares issued and outstanding		500
Additional paid in capital		106,000
Retained earnings		15,496
Other comprehensive income		2,000
Total stockholders' equity		123,996
Total liabilities and stockholders' equity	$	226,287

EMPIRE SECURITIES CORPORATION

Statement of Income
For the year ended March 31, 2009

REVENUES:	
Commissions	$ 555,062
Annuities	239,359
Limited partnerships	1,095,703
Direct participation programs	140,287
Investment advisory fees	258474
Interest	1,450
Miscellaneous income	126,866
Total assets	2,417,201
EXPENSES:	
Administrative services	124,401
Clearing fees	12,212
Commission expense	1,645,414
Professional fees	90,981
Salaries	168,704
Telephone and communications	12,910
Travel and entertainment	63,245
Other general and administrative expenses	420,357
Total expenses	$ 2,538,224
NET LOSS BEFORE INCOME TAXES	(121,023)
INCOME TAX PROVISION	
Income tax benefit	36,182
Total income tax provision	36,182
NET LOSS	(84,841)

The accompanying notes are an integral part of these financial statements

EMPIRE SECURITIES CORPORATION

Statement of Changes in Stockholders' Equity
For the year ended March 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Other Comprehensive Income	Total Stockholders' Equity
Beginning balance April 1, 2008	$ 500	$ 41,000	$ 100,337	$ 2,000	$ 143,337
Capital contributions		65,000			
Net loss			(84,841)		(84,841)
Ending balance March 31, 2009	$500	$106,000	$15,496	$2,000	$123,996

The accompanying notes are an integral part of these financial statements.

EMPIRE SECURITIES CORPORATION

Statement of Cash Flows
For the year ended March 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(84,841)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		17,197
(Increase) decrease in:		
Commissions receivable		38,238
Receivable from clearing organizations		(10,844)
Marketable securities available for sale		5,724
Other assets		(17,387)
Increase (decrease) in:		
Accounts payable and accrued expenese		7,233
Commission payable		(25,335)
Accrued salaries		(15,393)
Pension contribution payable		(13,494)
Income taxes payable		(10,291)
Total adjustments		(24,352)
Net cash used in operating actitivies		(109,193)
CASH FLOWS FROM FROM FINANCING ACTIVITIES		
Capital contributions		65,000
Net cash provided by financing activities		65,000
DECREASE IN CASH		(44,193)
Cash at beginning of year		75,624
Cash at end of period		$31,431
Supplemental cash flow disclosures		
Interest	$	-
Income taxes	$	800

The accompanying notes are an integral part of these financial statements.

EMPIRE SECURITIES, CORPORATION

Notes to Financial Statements
March 31, 2009

Note 1: Significant Accounting Policies

A. The Company is a registered broker/dealer selling investments in mutual funds, stocks, bonds, direct placement securities and insurance products. In connection with the sate of stocks and bonds, the Company uses another securities dealer as a clearinghouse for these transactions. For these services, the Company receives commissions from the mutual fund distributor, the direct placement promoter, and insurance carrier.

B. Property and equipment is stated at cost. Depreciation is provided for on a straight-line basis at rates determined by the estimated useful lives of the respective assets. Expenditures for major renewals and betterments that extend the useful lives of office furniture and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. For income tax purposes, depreciation is computed using the modified accelerated cost recovery system and double declining method.

C. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the difference of depreciation for financial and income tax reporting. The deferred tax liabilities represent the future tax return consequences of this difference which will be taxable when the assets are recovered.

D. For purposes of the Statement of Cash Flows, the Company considers all short-term investments with maturities at the date of purchase of three months or less to be cash equivalent

E. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

F. Comprehensive Income: The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended March 31, 2009.

EMPIRE SECURITIES, CORPORATION

Notes to Financial Statements
March 31, 2009

Note 2: Net Capital Requirement

The Company, as a registered broker/dealer, is required to maintain a minimum net capital, as defined by rule 15c3-1 of the Securities and Exchange Act of 1934. As of March 31, 2009, the computed net capital and the required net capital, computed under rule 15c3-1, were $ 33,534 and $ 26,715, respectively.

Note 3: Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of commissions' receivable. Concentrations of credit risk with respect to commissions' receivable are limited due to the credit worthiness of the payors, which consist of various mutual funds, insurance carriers and brokerage houses. Accordingly, at March 31, 2009, the Company had no significant concentrations of credit risk.

Note 4: Property and Equipment

Property and equipment consists of the following classifications:

Office furniture and equipment	$ 9,294
Computer equipment and software	16,052
Transportation equipment	56,406
Artwork	32,410
	114,162
Less accumulated depreciation	63,092
	$ 51,070

Note 5: Income Taxes

Income tax benefit at March 31, 2009, consists of the following:

Federal income taxes	$ 26,271
State income taxes	9,897
Total income tax – benefit	$ 36,168

The amount of $36,168 is included with other assets.

Note 6: Leases

The Company leases its Los Angeles office space on a month to month basis. This lease agreement requires monthly payments of $4,200 plus additional charges for telephone, internet services and parking.

The Company leases office space in San Juan Capistrano, California under a non-cancellable lease that expires in September 2009. This lease calls for month rental payments of approximately $4,700. Future minimum lease payments are $ 23,500.

During the fiscal year ended March 31, 2009, the Company incurred rent expense under these leases of $116.048.

Note 7: Marketable Securities Available for Sale

The Company had acquired 300 warrants to acquire shares in NASDAQ. These warrants are exercisable into 300 shares of NASDAQ stock at a price ranging from $13 to $16 per share. During fiscal year ended March 31, 2007, the Company had exercised these warrants. During the fiscal year ended March 31, 2008, these shares were exchanged for new shares issued by FINRA.

Fair Market Value at March 31, 2009	$ 5,874
Cost Basis	$ 8,100
Unrealized Loss	$ (2,226)

Note 8: Subsequent Event

On March 4, 2009, Arque Orion Holding Company, LLC, entered into an agreement with Empire Securities Corporation, to purchase 100% of its corporate stock. On April 7, 2009, the change of ownership form was submitted to FINRA and the SEC allowing consummation of the deal to take place thirty days from the filing.

EMPIRE SECURITIES CORPORATION

Statement of Net Capital
Schedule I
For the year ended March 31, 2009

	Focus 3/2009	Audit 3/2009	Change
Stockholders' equity, March 31, 2009	$ 123,996	$ 123,996	$ -
Subtract - Non allowable assets:			
Commissions receivable	3,774	3,774	
Fixed assets	51,070	51,070	
Other assets	34,737	34,737	-
Tentative net capital	34,415	34,415	-
Haircuts:	881	881	
NET CAPITAL	33,534	33,534	-
Minimum net capital	6,819	6,819	-
Excess net capital	26,715	26,715	-
Aggregate indebtedness	102,291	102,291	-
Ratio of aggregate indebtedness to net capital	3.05%	3.05%	

There were no noted differences between the audit and focus filed at March 31, 2009

The accompanying notes are an integral part of these financial statements.

EMPIRE SECURITIES CORPORATION

March 31, 2009

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision

The accompanying notes are an integral part of these financial statements.

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Empire Securities Corporation
Universal City, CA 91608

In planning and performing my audit of the financial statements of Empire Securities Corporation for the year ended March 31, 2009, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by Empire Securities Corporation including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Empire Securities Corporation
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2009 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
May 7, 2009

EMPIRE SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
MARCH 31, 2009

EMPIRE SECURITIES CORPORATION

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